Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

April 29, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233
Washington, DC 20549

Attention: Mr. Ruairi Regan and Mr. James Lopez
Office of Real Estate and Construction

Re:	Groundfloor Yield LLC Offering Statement on Form 1-A Filed January 14, 2021 File No. 024-11411

Dear Messrs. Regan and Lopez:

We are submitting this letter on behalf of our client, Groundfloor Yield LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated February 18, 2021 (the “Comment Letter”) in connection with the Company’s offering statement on Form 1-A (the “Offering Statement”), as filed on January 14, 2021. Concurrent with this letter, we are filing an amended Offering Statement with the SEC.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement.

Offering Statement on Form 1-A

Financial Statements

1.	We note your response to comment 4 where you indicate the inclusion of unaudited consolidated financial statements of Groundfloor Finance, Inc. dated as of June 30, 2020. We could not locate such financial statements within your filed offering statement. Please revise your offering statement to include the unaudited financial statements as of June 30, 2020 for Groundfloor Finance, Inc. in addition to the audited financial statements as of December 31, 2019 and 2018 which are already included.

Response: The Company has appended the audited consolidated financial statements of Groundfloor Finance, Inc., dated as of December 31, 2020 and December 31, 2019, to the Offering Statement.

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We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and Comment Letter. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:	Brian Dally, Chief Executive Officer

Nick Bhargava, Acting Chief Financial Officer
Groundfloor Finance Inc.

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